Holcim

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RECEIVED
2005 DEC 13 P 4:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05013273

Fax

To:	**File N° 82-4093**
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Beate Fuchs beate.fuchs@holcim.com
Date:	December 5, 2005/Beate Fuchs
Total pages:	2
Subject:	**Media Release: Changes at the Board and top executive level confirm the growing importance and integration of the aggregates business within the Group, December 5, 2005**

SUPPL

File N° 82-4093

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

Please find enclosed the above mentioned media release.

With best regards,

B. Fuchs

Beate Fuchs

12/15

This fax is confidential and intended only for the use of the above named addressee. If you have received this fax in error, please immediately notify us by phone.

File N° 82-4093

December 5, 2005 - Changes at the Board and top executive level confirm the growing importance and integration of the aggregates business within the Group.

Following this year's successful takeover and integration of Aggregate Industries, Holcim is reinforcing its governing and executive bodies, highlighting the increasing significance of the aggregates segment and related business activities (ready-mix concrete and asphalt) as a second main pillar besides cement. The changes reflect Holcim's expectations of a significant increase in value added from this area of operations.

The Board of Directors of Holcim Ltd is pleased that **Lord Fowler**, former Non Executive Chairman of Aggregate Industries, has accepted a seat on the Group's governing body subject to the Annual General Meeting of May 12, 2006 approving his election. Norman Fowler can look back on many years of industrial experience, gained on the boards of a number of notable UK companies as well as a successful political career spanning more than 30 years. He held various ministerial posts in the UK Cabinet from 1979 to 1990 and he has been an active member of the House of Lords since receiving a life peerage in 2001.

Peter Tom, currently CEO of Aggregate Industries, will succeed Norman Fowler as the Non Executive Chairman of this Group company at the beginning of 2006. Having joined the family firm 50 years ago, he established and built up Aggregate Industries to a leading supplier of aggregates, ready-mix concrete, precast concrete elements and asphalt in the UK and USA.

Bill Bolsover will succeed Peter Tom as CEO of Aggregate Industries with effect from January 1, 2006. Presently he is COO of Aggregate Industries and has also been instrumental in the smooth integration of Aggregate Industries into the Holcim Group. Concurrent with his role as CEO of Aggregate Industries Bill Bolsover will be appointed Area Manager at Holcim Ltd. Reporting to **Benoît-H. Koch** he will lead the Group-wide drive for operational excellence in aggregates, ready-mix and other downstream activities.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com